

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 1, 2016

Nathan Stasko
President and Chief Executive Officer
Novan, Inc.
4222 Emperor Boulevard, Suite 200
Durham, NC 27703

> **Re: Novan, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2016**
> **File No. 333-213276**

Dear Mr. Stasko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 76
Our Nitric Oxide-Based Solution for the Treatment of Acne Vulgaris, page 88

1.   We note your disclosure on page 89 regarding a third party survey commissioned by you. Please confirm whether you commissioned this study for use in the registration statement. Please also identify the party and file a consent pursuant to Rule 436 of the Securities Act. Please provide additional details about the study so that an investor may understand its significance, including the other "approved acne products" included in the study (including what is meant by approved), the similar characteristics of the hypothetical product that were provided to respondents, how you determined that respondents ranked the hypothetical product as more efficacious and more tolerable (including the particular rankings assigned by respondents and the number of respondents who gave such ratings). Please also disclose any differences between SB204 and the hypothetical product and the significance of these findings given that SB204 is still in clinical stage and certain

attributes of SB204 may change. In the alternative, please delete the discussion of this survey.

Our Nitric Oxide-Based Solution for the Treatment of Genital and Perianal Warts, page 102

2.   We note that you have revised your disclosure to remove the statement that findings in the interim analysis were not statistically significant. The disclosure now includes percentages suggesting that the interim analysis showed a 21% complete clearance versus a 13% complete clearance with vehicle once-daily. Please tell us why your conclusions regarding the interim analysis have changed. Please also tell us why the study with vehicle previously showed complete clearance for 3 out of 12 patients, but now shows complete clearance for 1 out of 8 patients.

Preclinical Evidence for Atopic Dermatitis, page 109

3.   We note your statement that you have observed "statistically-significant, dose-responsive topical anti-inflammatory activity in a series of in vivo studies using an oxazolone-induced model to assess anti-inflammatory activity." Please expand your disclosure to provide the results, including p-values, of the analysis showing statistically significant activity. Please also clarify which NCEs were used in the study (NVN1000, NVN4000, etc).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at 202-551- 3649 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Wesley C. Holmes, Latham & Watkins LLP